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Women-owned
Glow Worm Play Cafe - Beechmont

Play Cafe

1106 Ashland Ave
Louisville, KY 40214
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $90,000 invested.
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THE PITCH
Glow Worm Play Cafe - Beechmont is seeking investment to open a new location.
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Past Success and Positive Track Record on Mainvest

We have had two successful raises on Mainvest and love this platform. It allows us to connect with our community and new investors who believe in our mission and have seen our success firsthand.

*Previous raise on Mainvest tied to a different entity than this offering. Please review unique terms, risk disclosures, and details.

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OUR STORY

In 2021, Glow Worm opened its first location in the Highlands neighborhood of Louisville, KY. Since then, our community has grown exponentially and the customer demand for our expansion has grown substantially.

Revenue has increased over 35% from the previous year.*
High community involvement and outreach through monthly charities and partnerships with local non-profits that support new and existing families and parents in our local communities.
Increase of 50% in memberships from 2022 to 2023.
Returning customers average over 50% of our current customer base.
We've had two successful campaigns on Mainvest to support our first location: https://mainvest.com/b/glow-worm-play-cafe-louisville
*Previous raise on Mainvest tied to a different entity than this offering. Please review unique terms, risk disclosures, and details.
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OUR MISSION

Glow Worm Play Cafe offers a play space for children and their caregivers to connect, play, relax, and enjoy an aesthetically pleasing space where kids can be kids and adults can be adults.

Often we lose ourselves to parenthood, but Glow Worm helps parents feel like they belong somewhere while allowing a judgement-free zone for their children.
Glow Worm offers a unique and premiere party venue rental opportunity.
Our coffee, tea and baked goods are absolutely delicious. Caregivers don't have to sacrifice their tastebuds when they come to our cafe.
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2021
Founded
$27,000
Average Monthly Revenue

$20
Average Ticket Size
5 people
Employees
38%
Monthly Growth
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Our Second Location

Our newest location will be in the Beechmont neighborhood of Louisville, KY. The profits from this location will allow us to rapidly expand to 1-2 additional locations within the next 12-18 months.

Rental Property Income

Our newest location offers a very unique opportunity for us, in that we will be taking over management of an Airbnb on the second floor of the property which will allow us to retain all income from the rental revenue. We will also use the space for professional services and support group meetings for new parents for the part of the week that we are not renting it as an Airbnb. Having this rental income property will allow us to completely cover our rent and over 25% of our monthly expenses, which will allow us to turn a profit in year one for this location.

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SNEAK PEEK OF OUR SECOND LOCATION. THE FIRST FLOOR WILL OPERATE AS GLOW WORM PLAY CAFE. THE SECOND FLOOR IS AN AIRBNB WHICH WE WILL MANAGE.
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SECOND FLOOR AIRBNB PROPERTY
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APRIL 2021
Incorporated

Glow Worm Play Cafe, LLC

NOVEMBER 2021
Opened

Glow Worm Play Cafe Highlands

MAY 2023
Incorporated

Glow Worm Play Cafe Beechmont, LLC

MAY 2023
Capital Raise

Mainvest raise for Beechmont location

JULY 2023

Build out of new location begins

JULY 2023

Rental property management begins. Revenue from rental property in effect.

OCTOBER 2024

Glow Worm Play Cafe Beechmont Grand Opening

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Previous raise on Mainvest tied to a different entity than this offering. Please review unique terms, risk disclosures, and details.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Architect Fee $5,000

Fabrication of Play Equipment, Coffee Bar, Seating $50,675

Payroll $15,000

Operating Capital $7,120

Cafe Equipment $6,130

Mainvest Compensation $6,075

Total $90,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$264,160	$277,368	$291,236	$305,798	$321,088
Cost of Goods Sold	$31,834	$33,425	$35,097	$36,852	$38,694
Gross Profit	$232,326	$243,943	$256,139	$268,946	$282,394

EXPENSES

Rent	$22,500	$22,500	$22,500	$22,500	$22,500
Utilities	$6,000	$6,000	$6,000	$6,000	$6,000
Payroll	$60,000	$60,000	$60,000	$60,000	$60,000
Payroll taxes	$15,000	$15,000	$15,000	$15,000	$15,000
Insurance	$1,560	$1,560	$1,560	$1,560	$1,560
Repairs & Maintenance	$7,000	$7,000	$7,000	$7,000	$7,000
Legal & Professional Fees	$2,400	$2,400	$2,400	$2,400	$2,400
Operating Profit	$117,866	$129,483	$141,679	$154,486	$167,934

This information is provided by Glow Worm Play Cafe - Beechmont. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2023 Balance Sheet

2023 Business Plan - Glow Worm Play Cafe Expansion.pdf

Investment Round Status

Target Raise $90,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends July 21st, 2023

Summary of Terms

Legal Business Name Glow Worm Play Cafe Beechmont, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $90,000 invested

1.6×

Investment Multiple 1.4×

Business's Revenue Share 7%-9.6%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2030

Financial Condition

Forecasted milestones

Glow Worm Play Cafe Beechmont, LLC forecasts the following milestones:

Secure lease in the Beechmont neighborhood of Louisville, KY in May 2023, which includes our first floor coffee shop, play lounge and retail area and a second floor rental property which we will manage and receive all revenue for.

Hire for the following positions by September 2024: 2 baristas/crew members.

Achieve $264,160 revenue per year by July 2024.

Achieve $7,865 operating profit in July 2024.

Achieve $79,000 operating profit in July 2025.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Glow Worm Play Cafe Beechmont, LLC's fundraising. However, Glow Worm Play Cafe Beechmont may require additional funds from alternate sources at a later date.

No operating history

Glow Worm Play Cafe Beechmont, LLC was established in May 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Glow Worm Play Cafe (Beechmont) to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Glow Worm Play Cafe (Beechmont) operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Glow Worm Play Cafe (Beechmont) competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Glow Worm Play Cafe (Beechmont)'s core business or the inability to compete successfully against the with other competitors could negatively affect Glow Worm Play Cafe (Beechmont)'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Glow Worm Play Cafe (Beechmont)'s management or vote on and/or influence any managerial decisions regarding Glow Worm Play Cafe (Beechmont). Furthermore, if the founders or other key personnel of Glow Worm Play Cafe (Beechmont) were to leave Glow Worm Play Cafe (Beechmont) or become unable to work, Glow Worm Play Cafe (Beechmont) (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Glow Worm Play Cafe (Beechmont) and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Glow Worm Play Cafe (Beechmont) is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Glow Worm Play Cafe (Beechmont) might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Glow Worm Play Cafe (Beechmont) is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Glow Worm Play Cafe (Beechmont)

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Glow Worm Play Cafe (Beechmont)'s financial performance or ability to continue to operate. In the event Glow Worm Play Cafe (Beechmont) ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Glow Worm Play Cafe (Beechmont) nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Glow Worm Play Cafe (Beechmont) will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Glow Worm Play Cafe (Beechmont) is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Glow Worm Play Cafe (Beechmont) will carry some insurance, Glow Worm Play Cafe (Beechmont) may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Glow Worm Play Cafe (Beechmont) could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Glow Worm Play Cafe (Beechmont)'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Glow Worm Play Cafe (Beechmont)'s management will coincide: you both want Glow Worm Play Cafe (Beechmont) to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Glow Worm Play Cafe (Beechmont) to act conservative to make sure they are best equipped to repay the Note obligations, while Glow Worm Play Cafe (Beechmont) might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Glow Worm Play Cafe (Beechmont) needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Glow Worm Play Cafe (Beechmont) or management), which is responsible for monitoring Glow Worm Play Cafe (Beechmont)'s compliance with the law. Glow Worm Play Cafe (Beechmont) will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Glow Worm Play Cafe (Beechmont) is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Glow Worm Play Cafe (Beechmont) fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Glow Worm Play Cafe (Beechmont), and the revenue of Glow Worm Play Cafe (Beechmont) can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Glow Worm Play Cafe (Beechmont) to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Glow Worm Play Cafe - Beechmont. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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